August 2, 2011

VIA EDGAR AND HAND DELIVERY

Russell Mancus, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Visualant, Incorporated Registration Statement on Form S-1 Filed June 28, 2011 File No. 333-175178

Dear Mr. Mancus:

Reference is made to the Staff’s comment letter dated July 19, 2011 (the “Staff’s Letter”) to Visualant, Incorporated (the “registrant”). The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1 filed with the SEC on June 28, 2011.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

We have provided to each of you, Mr. Mancus and Mr. McCann a courtesy copy of this letter. These comments have been made in response to the Staff’s comments.

SEC Comments

Exhibit 5.1

1. With a view toward clarification of the second paragraph, please tell us which of the shares mentioned in footnote (1) to the S-1 fee table are “now issued” and which are to be issued “in the future in accordance with the terms of that certain Securities Purchase Agreement the Company entered into on May 19, 2011.” The opinion that you file to satisfy your obligations pursuant to Regulation S-K Item 601(b)(5) should clearly address all securities in the fee table.

Effect to this comment as been given in the Form S-1Amendment 1 filed with the SEC on August 2, 2011.

500 Union Street     |     Suite 406     |     Seattle, WA 98101
Tel:  206.903.1351    |   Fax: 206.903.1352

Securities and Exchange Commission
August 2, 2011

2. Please file a revised opinion that clarifies when the unissued shares will be legally issued, fully paid, and non-assessable.

Effect to this comment as been given in the Form S-1Amendment 1 filed with the SEC on August 2, 2011.

3. Investors are entitled to rely on the opinion. Please file a revised opinion to remove the disclaimer in the second sentence of the final paragraph.

Effect to this comment as been given in the Form S-1Amendment 1 filed with the SEC on August 2, 2011.

4. Given the date restriction in the last paragraph of this exhibit, please file an opinion that is dated as of the date that this registration is declared effective.

Effect to this comment as been given in the Form S-1Amendment 1 filed with the SEC on August 2, 2011.

Exhibit 23.1

5. We note that the consent is dated December 28, 2010. Please provide a currently dated and signed consent from your auditor. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Effect to this comment as been given in the Form S-1Amendment 1 filed with the SEC on August 2, 2011.

In addition, the registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

500 Union Street     |     Suite 406     |     Seattle, WA 98101
Tel:  206.903.1351    |   Fax: 206.903.1352

Securities and Exchange Commission
August 2, 2011

Please contact me at (206) 903-1351with any questions.

Sincerely,

Mark Scott, CFO
Visualant, Inc.

cc. Joesph McCann
James F. Biagi, Jr.
Monahan & Biagi, PLLC

500 Union Street     |     Suite 406     |     Seattle, WA 98101
Tel:  206.903.1351    |   Fax: 206.903.1352